

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 3, 2009

Mr. Norman M. Blashka
Chief Financial Officer
Salon Media Group, Inc.
101 Spear Street, Suite 203
San Francisco, CA 94105

> **RE: Salon Media Group, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 29, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 000-26395**

Dear Mr.Blashka:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director